May 21, 2014

Russell Mancuso

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Roka Bioscience, Inc. (the “Company”)
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted April 30, 2014
CIK No. 0001472343

Dear Mr. Mancuso:

On behalf of Roka Bioscience, Inc. (the “Company”), we are hereby responding to the letter, dated May 14, 2014 (the “Comment Letter”), from Russell Mancuso, Branch Chief of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 3 to draft Registration Statement on Form S-1, submitted confidentially on April 30, 2014 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing the Registration Statement with the Commission today (the “Public Filing”).

For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Company Overview, page 1

1.	Please address that part of prior comment 2 that sought disclosure in your summary regarding the extent of your reliance on major customers to balance your current summary disclosure referring to multiple customers.

In response to the Staff’s comment, the disclosure in the Public Filing has been revised as requested.

Russell Mancuso Page 2	May 21, 2014

Claims that our molecular assays and instruments . . ., page 23

2.	Please expand your response to prior comment 6 to tell us what contract allows you to acquire rights to the technology. Also tell us whether that contract eliminates any liability you might have for your use of the technology before you acquire the rights; if it does not eliminate that liability, please provide us your analysis of the materiality of any such liability.

In response to the Staff’s comment, the Company removed the disclosure related to its belief that is has sublicensed rights to this technology or has a separate contractual right to obtain a commercially reasonable sublicense to this technology. The Company further revised the disclosure in the Public Filing to clarify that it could be liable for damages related to products manufactured or sold prior to the expiration of the patent next year.

Results of Operations, page 51

3.	Please expand your response to prior comment 7 to tell us when you introduced each of the assays that you currently sell and the extent of the effect of those newly introduced assays on your sales in each of the periods presented. It remains unclear to what extent the currently disclosed increase in consumables sales resulted from the introduction of new assays.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Atlas Detection Assays were first made available for commercial use as follows: Listeria genus assays in January 2012; Salmonella assays in March 2012; Listeria monocytogenes assays in November 2013; and E. coli O157:H7 and Shiga toxin-producing E. coli assays in January 2014.

All of the Company’s sales of Atlas Detection Assays during 2012 and 2013 were of Salmonella and Listeria genus assays. Of the increase in assay sales in the three months ended March 31, 2014 compared to the same period ended March 31 2013, approximately 14,000, or 14%, were of the Listeria monocytogenes, E. coli O157:H7 and Shiga toxin-producing E. coli assays, none of which were available for commercial use in the first quarter of 2013.

Russell Mancuso Page 3	May 21, 2014

Further in response to the Staff’s comment, the Company has revised its disclosure in the Public Filing accordingly.

Our Atlas Detection Assay Performance, page 77

4.	We note your response to prior comment 9; however, your references to the AOAC in this section appear to indicate that the data presented in this section has been certified by the AOAC. Please file the consent of the AOAC.

In response to the Staff’s comment, the disclosure in the Public Filing has been revised to eliminate any reference to the AOAC in connection with the discussion of the data from the Company’s validation studies.

Collaborate with food safety . . ., page 81

5.	We note your response to prior comment 11. Please clarify what you mean by a “noncommercial” arrangement. In this regard, if the USDA has no financial obligations to you, please say so clearly.

The Company hereby informs the Staff that the Company installed an instrument at the USDA’s location at no charge to allow the USDA to evaluate the instrument. The USDA does not have any financial obligation to the Company. The Company retains ownership of the instrument and the USDA is obligated to return the instrument at the end of the evaluation period. In response to the Staff’s comment, the disclosure in the Public Filing has been revised.

License Agreement from Gen-Probe, page 84

6.	We note that your disclosure in clause (i) in your response to prior comment 14 addresses your ability to manufacture and commercialize your product rather than the extent that parties can compete with you. Please address the extent that parties can compete with you. Also tell us (1) why Gen-Probe’s right to commercialize the assay products that you license does not present a competitive threat, and (2) where you explain in your prospectus disclosure the issue mentioned in clause (iii) of your response.

Russell Mancuso Page 4	May 21, 2014

In response to the Staff’s comment, the Company revised the disclosure in the Public Filing to clarify that such third parties are not prevented from competing against the Company and removed the disclosure related to its belief that Gen-Probe’s right to commercialize certain of the assay products that the Company licenses does not pose a competitive threat. In addition, the Company respectfully advises the Staff that, in response to prior comment 14, the Company had disclosed that the Company’s rights as to infection control applications are non-exclusive except with respect to certain CUDA patents on page 85 of the Registration Statement. Such disclosure continues to appear on pages 90 and 120 of the Public Filing. The Company respectfully advises the Staff that only one of the pre-existing products to which Gen-Probe retained rights is used in the food safety testing application; the other products are not used in the food safety testing application. The Company further respectfully advises the Staff that although in the future the Company may pursue product development for infection control applications, infection control applications are not material to the Company’s business as currently conducted.

7.	Please expand your response to prior comment 15 to clarify whether you have analyzed the Gen-Probe patents that do relate to your business. Also, please disclose the content of the last sentence of your response to that comment.

The Company has analyzed the Gen-Probe patents that are material to its business and does not believe that the Gen-Probe patents that expire in the next five years will cumulatively have a material impact on its ability to protect itself from copying by its competitors. In response to the Staff’s comment, the requested disclosure has been added to the Public Filing.

If you have any questions with respect to the foregoing, please feel free to call me at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

cc:	Steven T. Sobieski